FILED BY HIBERNIA CORPORATION
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                           SUBJECT COMPANY: HIBERNIA CORPORATION
                                                   COMMISSION FILE NO. 001-10294








                              HIBERNIA CORPORATION

                             MODERATOR: JIM LESTELLE
                                 APRIL 14, 2005
                                  1:00 P.M. CT



     Operator: Thank you for standing by and welcome to Hibernia's First Quarter
          2005 Earnings Release conference call. This conference is being recorded.

          Following an introductory section, the conference will be open to questions. For the first portion - the first portion is limited to questions from analysts. After theirs have been answered, members of the news media are invited to ask any questions they might have.

          At this time, I'd like to turn the conference over to Jim Lestelle, Senior Vice President for Corporate Communications for Hibernia, who will make brief comments. Mr. Lestelle will then introduce Herb Boydstun, President and Chief Executive Officer. Please go ahead, sir.

     Jim Lestelle: Good afternoon and welcome. During today's conference, we may make some statements that are not historical facts. These should be considered forward-looking statements. These statements speak only as of today's news release and by nature, involve inherent risk and uncertainties.

          Actual results could differ materially because of factors such as economic, business and market conditions, asset quality, the level of changes in interest rates, stock price volatility, demand for loans and other financial services, changes in consumer and business spending and saving habits, changes in accounting policies and practices, and changes in the assumptions underlying the forward-looking statements. We do not assume any obligation to update any of the forward-looking statements. Our SEC filings have more information.

          In this call, we may refer to certain non-GAAP financial measures. Information about such financial measures is provided on our Web site at Hibernia.com/earnings. The Form 8-K that was furnished to SEC today, containing a copy of our earnings release and supplemental financial tables, can be found on our Web site under the heading "About Hibernia." Under that heading, go to "Investor Relations," then "SEC Filings."

          Our conference today will be in two segments, starting with remarks from Mr. Boydstun, followed by a Q&A period. During the first Q&A, we'll ask for questions from analysts, followed by a second Q&A for journalists.

          In addition to President and CEO, Herb Boydstun; joining us today are Marsha Gassan, Chief Financial Officer; Rob Stuart, Chief Credit Officer; Jan Macaluso, Controller; Bob Kottler, Chief Sales Support Officer; and Ron Samford, Chief Administrative Officer. Randy Howard is here as President of Commercial Banking; and Paul Bonitatibus as President of Consumer and Small Business and of course, Trisha Voltz, Investor Relations. Now I'll turn it over to Herb Boydstun. Herb.

     Herb Boydstun: Thank you and good afternoon, everyone. We're happy you all could be with us.

          Hibernia delivered another quarter of solid results. We continue to make progress on several important fronts, including fee generation and our Texas expansion program. During today's call, I'll summarize results for the quarter, talk about capital - our Texas expansion, discuss the Capital One transaction, then wrap up with some closing comments before taking questions.

          First, let's review the quarter. Net income totaled $86 million, up 30 percent from a year ago. EPS assuming dilution was 54 cents, up 29 percent. This quarter's results include a $14 million gain from an energy asset and a $4 million gain from the merger of the Pulse and Discover networks. These gains totaled eight cents per diluted share after tax.

          First quarter results also include professional fees of approximately $5 million, or two cents per diluted share after tax associated with the pending sale of the company. In addition, results for the quarter include the impact of the Coastal merger, which became effective in second quarter 2004.

          The first quarter net interest margin was 3.91 percent, compared to
          4.17 percent a year earlier. Net interest income for the first quarter totaled $199 million, up 11 percent from a year ago. First quarter non-interest income increased 42 percent from a year ago, to $114 million. First quarter non-interest expense was up 14 percent from last year to $165 million.

          For detailed explanations about non-interest income and non-interest expense, and comparisons to previous periods, please see the news release.

          I do want to point out the improved performance on linked-quarter basis of several of our fee generating businesses, including brokerage, investment banking, trust and insurance. We feel good about the momentum we generated on the non-interest income side during the first quarter. Also, we want to note that the final transfer of the mortgage-servicing files to CitiMortgage was completed in the first quarter.

          Loans grew 21 percent from first quarter 2004. On a linked-quarter basis, loans remained virtually flat. Compared to year end 2004, first quarter 2005, commercial loans decreased two percent and consumer and small business loans were both up one percent.

          The decrease in commercial loans was due to seasonality in the consumer finance area and higher than expected pay downs on commercial real estate loans. However, we have a reasonable pipeline and expect commercial loan growth going forward.

          Deposits grew 18 percent from a year ago. On a linked-quarter basis, first quarter 2005 total deposits were up one percent, with non-interest bearing deposits down four percent. This decrease reflects the first quarter 2004 transfer of approximately $200 million in mortgage escrow deposits associated with the third quarter 2004 sale of the third party residential mortgage servicing portfolio to CitiMortgage.

          Maintaining a strong capital position is important. The first quarter leverage ratio was 7.72 percent. During the quarter, we repurchased 670,000 shares of our common stock. Prior to the announcement of the Capital One transaction, we discontinued buying back our stock. In accordance with the merger agreement, we do not plan to buy back any more of our stock while the transaction is pending.

          We continue to feel good about asset quality. The first quarter provision for loan losses was $15.7 million, compared to $12 million a year earlier. Net charge-offs were $14.5 million, compared to $11.8 million. Non-performing assets were $73 million, with the NPA ratio at 46 basis points, reserves to non-performing loans at 368 percent, and reserves as a percentage of total loans at 1.45 percent.

          Strengthening our sales culture is an ongoing process and we continued to make progress in the first quarter. Our focus on sales is balanced with an equal emphasis on service. Let's talk about the Texas expansion program, which has exceeded our initial expectations.

          Today about one-third of our locations are in Texas. We're really pleased by the way Texas customers are responding to our new locations, and we have more underway at carefully selected sites in a fast growing markets of Houston and Dallas, Fort Worth, and elsewhere in our Texas footprint.

          In the first quarter of 2005, we opened five new branches in Texas. We expect to open one new branch in Flower Mound near Dallas in the second quarter. For the full year, we continue to expect to open approximately 20 new branches in Texas as Hibernia and as a subsidiary of Capital One.

          Now let's turn to the Capital One transaction. Hibernia and Capital One signed a definitive agreement in early March under which Capital One will acquire Hibernia in a stock and cash transaction. We believe not only does the transaction is a win for our shareholders, but also to our customers, employees and communities will benefit from the earnings power, growth potential, resources and national brand of Capital One.

          Upon the closing, which we expect to occur in the third quarter, Hibernia will become a retail small business and commercial banking subsidiary of Capital One. Capital One will bring considerable resources to the table. Resources that can help us do more for our current customers and attract new business.

          Both Rich Fairbank and I believe that Capital One and Hibernia together can build something much better than either could do alone.

          The management of the two companies are working well together to put plans in place so we will be ready to proceed when shareholder and regulatory approvals are received. Both companies are experienced in acquisitions, and we're maintaining our customer focus throughout the process.

          Because the acquisition is expected to close in the third quarter, Hibernia's previous financial guidance for full year 2005 is no longer applicable, and Hibernia will refrain from providing earnings guidance while the transaction is pending.

          I want to wrap up my comments by saying something about the people of Hibernia and how fortunate I am to lead such a great team. Their attitude in the past few weeks, since the Capital One news was announced, has been positive. Our message to them was to keep on doing what they have done so well over the years, and they have responded with professionalism and commitment. They are focused on taking care of their customers and that's essential.

          Again, we're pleased with the quarter and excited about the future.

          With that, we'll be happy to take your questions, beginning with the analysts then the media.

     Operator: Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please press star one on your telephone keypad. Again, that's star one to signal for a question.

          We'll take our first question today from Jeff Davis at FTN Financial Securities.

     Jeff Davis: Good afternoon, Herb. Could I - could you give us a little more color on the lending environment, whether things feel as they're slowing up, speeding down or about the same - both commercial and consumer?

     Herb Boydstun: Yes, I think if you want to know about each segment, I'll let each of the guys that are responsible for managing these segments talk about them. Randy, why don't you start with talking about the commercial segment, because that's probably where some of the most interest is.

     Randy Howard: Well, as you pointed out, Herb, we did see a decrease in the portfolio on the linked-quarter basis. Again as you've pointed out in your remarks, it was due to an inordinate amounts of pay downs in the commercial real estate area that we were not expecting, and also too we have more of a seasonality in the consumer finance area.

          If we look at what we have not only in the pipeline but in committed unfunded business, we feel good about the commercial portfolio going forward.

     Herb Boydstun: Paul, you want to talk about the consumer portfolio and small business portfolio?

     Paul Bonitatibus: I'll touch on small business and Bob's, going to talk about consumer.

          On the small business side, a couple of things I think point to some continued progress. One, we continue to hire on new bankers and usually it'll take them 90 to 120 days to get established within our system. And the reason we're hiring them on as we go to these new branches, that's how we're staffing those locations.

          But we also look at each and every week our application volume as well as our booked loan volume, even if you were to exclude the acquired facilities from Coastal a year ago, those numbers are up pretty significantly from an application standpoint, particularly and obviously you would expect that in our Texas market. But even some of our more established smaller Louisiana markets are experiencing reasonable application growth.

          Bob.

     Bob Kottler: On the indirect side, we did see some good growth there. We have seen some of the captive dealer incentives go away on financing, so we've been able to capture - recapture some of that business which had been tough to get. And additionally, Gary Perdue we brought in to that business last year, has a very positive effect in signing up some new dealers. So that business continues to grow.

          On the home equity side, we've also seen some good growth and we expect that business to continue to have good demand there as well.

     Jeff Davis: Randy, what about the pure commercial side, which should be impacted by commercial real estate guys going to the market go get long term money? What's going on there?

     Randy Howard: Well, that's the reason for some of the pay downs is that some of our customers have taken advantage of the interest rate environment and anticipating some interest rate increases ...

     Jeff Davis: Including on the pure commercial side? Excuse me.

     Randy Howard: No, that's the ...

     Jeff Davis: Right, no the CRA side.

     Randy Howard: It's just on the commercial real estate side. On the other parts of our business the pure C&I business, if you will, we consider ourselves to be fully staffed. We're now in Austin we're down in the valley where we have - we did not have a presence really in the past. And all of these - the people that are working in the commercial area have good pipelines and are very positive as they go out and call on customers, and the feedback that I get from them.

     Jeff Davis: So no indication things are - might slow down a bit in the coming quarters or two?

     Randy Howard: We have not seen that. Again, when - like in the energy sector with the high oil prices right now, our customers are taking advantage of that increase in the price of oil by paying down their lines here. So you're going to get some of that just because of the oil prices in our energy sector.

          But in the pure commercial, we don't see any lack of demand.

     Herb Boydstun: Jeff, in short, in the specialty business is where we've seen the drop off in our - in our core business we continue to see a reasonable growth in those lines.

     Jeff Davis: OK, thank you.

     Operator: Next, we'll hear from Campbell Chaney at Sanders Morris Harris.

     Campbell Chaney: Good afternoon, guys. I have a couple of questions, one of which it looks like deposit pricing, the increase is slow during this quarter verses the December quarter. Are you seeing a little bit more rational pricing, or is the competition out there still pretty heavy?

     Bob Kottler: I think we're seeing two things. On the CD side, we continue to price very rationally, in fact, even if that means we let some CD volume run off. On the transactional side, the interest bearing money market savings products, we have seen competition there, especially in Texas, and we have begun to raise some of our rates in order to maintain that business.

     Campbell Chaney: Do you think those rate increases were more in the first part of the quarter or the latter half of the quarter?

     Bob  Kottler: Probably in the latter part, I think.

     Campbell Chaney: And the second question, can you give us an idea how much the cost was for your Texas expansion for the first quarter, the opening of the five branches? How much you expensed during the quarter for those branches to be open?

     Herb Boydstun: We haven't broken that out any Campbell.

     Campbell Chaney: Fair enough. OK, thanks a lot.

     Herb Boydstun: Thank you.

     Operator: From Atlantic Equities, Joseph Dickerson.

     Joseph Dickerson: Hi, I was just wondering, the rationale behind moving the overdraft charge-offs to the loan loss segment from non-interest expenses?

     Herb Boydstun: Marsha will address that.

     Marsha Gassan: We got guidance - regulatory guidance to that end, and so we would expect that other companies will be doing much the same as we did, as well as the fact that the overdraft numbers are sizable. And if it had been very, very small, it would not have really made a difference. But since we are free checking company and that process is going to drive more overdrafts, we believe this to be the better way to account for them.

     Joseph Dickerson: OK, thank you.

     Operator: Next, we'll hear from David Bishop, Legg Mason.

     David Bishop: Good afternoon, Herb - how you doing?

     Herb Boydstun: Fine, Dave. Thank you.

     David Bishop: Quick question for you, you guys sort of buck the trend here relative to the some of your peers here lately in terms of growing the deposit service charge line. Does that speak to some of the build out? I mean, maybe you could give us some metrics. I think when we were down there to visit, you gave us some good color in terms of, the value of products sold per day through some of the Texas branches, and really putting an emphasis on cross selling through the Texas branches. Is that symptomatic of some of the success you're seeing there?

     Herb Boydstun: I'm going to let Bob shed some color on that.

     Bob Kottler: Yes, I think it is. We continue to have good core account growth with Texas leading that charge. And as we've done that, our service charges both NSF and other have gone up, and so I think we had a good quarter in that respect.

     David Bishop: Got you. Great, thank you.

     Operator: Next, we'll hear from Ron Peterson, Moors & Cabot.

     Ron  Peterson: Good afternoon.

     Herb Boydstun: Hi, Ron.

     Ron Peterson: A couple of quick questions, first, have you been getting any feedback from customers or any of your employees voicing concern regarding the re-branding of Hibernia into Capital One Bank? And, also, I was wondering if you'll be doing a second quarter earnings release or filing a 10-Q before the merger's completed.

     Herb Boydstun: Yes, you know, anytime there's an acquisition announcement, there's a lot of talking and lots of discussions both among ourselves as well as our customers and client bases. Anything that I think is alarming or detrimental to our franchise or causing us a lot of concern, it has not been. Will we be having a second quarter earnings conference call, my guess is we will be having it, but it'll be all be driven by the timing of this deal and assuming this deal closes sometime in the third quarter, we would fully expect to have a second quarter conference call.

     Ron Peterson: OK. Has the pending acquisition been much of a distraction for senior management so far?

     Herb Boydstun: Any time you're doing something that's involved in this, it takes lots of time. Is it a distraction that has caused us to materially change the way we're doing business, no.

     Ron  Peterson: OK, thank you.

     Operator: Next, we'll hear from Greg Lapin, Saranac Capital.

     Greg Lapin: Hi, are there any adjustments at all to the Texas expansion strategy on the commercial side?

     Herb Boydstun: No, we'll continue to expand in Texas just like we had on the commercial side, just like we had planned to do prior to the announcement with Capital One.

     Greg Lapin: There are no philosophical differences that are causing you to change either the way that you hire people, or maybe limit loans on the larger ticket size, or maybe underwriting standards on the types of spreads that you're charging? No differences?

     Herb Boydstun: No.

     Greg Lapin: OK, thanks.

     Operator: Next, we'll hear from Todd Hagerman, Fox Pitt Kelton.

     Todd Hagerman: Good afternoon, everybody.

     Herb Boydstun: Hey, Todd.

     Todd Hagerman: Herb, I was wondering if you could give us a little bit more color surrounding the planning and integration efforts with Capital One in terms of kind of the people that you have deployed in terms of the planning effort, some of your key milestones that you're trying to hit in terms of closing the deal.

     Herb Boydstun: I don't think we'll provide a lot of detail on that except to tell you that we will have - we will provide the sufficient resources that we need to see that this is done timely, to see that it's done with the least disruption to our customer base, and the least disruption to internally within our people.

          But I don't think we'll share timelines or anything like that.

     Todd Hagerman: OK, but is there anything that we should be thinking about just in terms of the close of the acquisition as far as the systems go or for example, the re-branding with the signage, that kind of the thing? Is that something that you're really putting an effort in to get done right away or is it going to be later in the year?

     Herb Boydstun: Well, there's clearly a lot of discussion about re-branding as it should be. No decisions to date have been made exactly when the time changes, or when the signs change, when the signs do change. But obviously, we're very sensitive to that issue.

          The Hibernia brand means a lot to people in Louisiana. It means less in Texas, but we want to be very careful to do what's right and to do it at the time that's right. Having said that, we have clear intentions of, and think it's important to change the signage because we think there is a lot of value that goes along with being associated with a national brand.

     Todd Hagerman: Fair enough. Thanks very much. I appreciate it.

     Herb Boydstun: OK.

     Operator: Once again if you are an analyst and you have a question, please press star one on your telephone keypad to signal. We'll go next to Kevin Fitzsimmons at Sandler O'Neill.

     Kevin Fitzsimmons: Good afternoon, Herb.

     Herb Boydstun: Hi, Kevin.

     Kevin Fitzsimmons: Just if you could give us any kind of idea on initial, I'm sure you're tracking this, but since the deal was announced, any kind of initial, you know, disruption or from either employees or customers in terms of them departing, any kind of pickup more than you would've expected normally? And then secondly if you could just address, you know, there was obviously with the loans being basically flat quarter - linked-quarter, it seems like securities definitely had a healthy pickup. Is that - should we look at that as just kind of a temporary thing to kind of fill in for loans? Or do you expect to see securities continue to trend up? Thanks.

     Herb Boydstun: I think we've almost always said that any build up in securities is driven by deposit growth, et cetera. So any lack of loan growth with the funds availability, we would - we would invest it in short term securities.

          As far as disruption caused and customer loss because of - because of the announcement, I'm unaware of anything that causes me to have any great concern at this point in time.

     Kevin Fitzsimmons: OK, great, thank you.

     Operator: One final opportunity to analysts, to ask a question, please press star, one on your telephone keypad, and we'll pause for just a moment.

          And now for members of the media if you do have a question, please press star one on your telephone keypad. And again, we'll pause. Once again for members of the media if you do have a question today, please signal us by pressing star one on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. And again, we'll pause.

          And we do have a follow up question from Greg Lapin, Saranac Capital. Mr. Lapin, your line is open.

     Greg Lapin: OK. Are you offering any retention deals for anybody or commercial loan officers?

     Herb Boydstun: We'll be addressing all the employee issues and there will be certain areas in the bank that we will - we will address through some kind of retention compensation.

     Operator: Was there anything further?

     Greg Lapin: No, that's good.

     Operator: Mr. Boydstun, I show no further questions at this time. I'll turn the conference back over to you for any additional or closing comments.

     Herb Boydstun: All right, thank you very much. Thanks to all of you for joining us today. I know we picked up quite a few new people today that are interested in our story, so we welcome you guys also. And always, if any of you have any questions that come to mind after the closing of this call, you're welcome to either call me or call Trisha.

          So thank you all and we look forward to seeing you next quarter.

     Operator: That does conclude today's conference. We thank you all for joining us.

                                       END